June 5, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re:	AIP Macro Registered Fund P (“Feeder”)

File Numbers 811-22683 & 333-180381

AIP Macro Registered Fund A (“Master”)

File Numbers 811-22682 & 333-180380

(each a “Fund,” collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comment letter dated April 26, 2012, regarding each Fund’s registration statement on Form N-2, filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2012. Below, we describe the changes made to the Funds’ Registration Statements in response to the staff’s comments and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes will be reflected in Amendment No. 1 to the Fund’s registration statement on Form N-2 (“Amendment No. 1”), which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

General

Comment 1.	The staff has taken the position that rule 140 under the 1933 Act requires a master fund to execute the registration statement of a feeder that invests substantially all of its assets in the master. The Master has not executed the registration statement of the Feeder. Please revise the signature page and disclose on the facing page of the Feeder’s registration statement that the Master has executed it. Otherwise, please provide us with your legal analysis supporting why you do not believe it is necessary.

Response 1. The Master has signed Amendment No. 1 and will sign all subsequent Feeder registration statements or amendments thereto.

Comment 2.	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements involved in the registration statement, including the additional compensation payable to the underwriters and affiliates.

Response 2. FINRA is concurrently reviewing the proposed underwriting terms and arrangements involved in the registration statement.

Prospectus

Prospectus Cover

Comment 3.	Footnote 1 to the pricing table on the cover page has extensive disclosure about the scheduled variation of sales load. Please relocate this information to another section of the cover page.

Response 3. The information has been relocated accordingly.

Comment 4.	The cover page identifies the Master using the name “Morgan Stanley Global Macro Fund A.” Please correct the disclosure.

Response 4. The name has been corrected.

Comment 5.	The cover page and elsewhere in the prospectus states that the Feeder has no investment adviser. Please disclose who determines whether the Feeder should sell its interests in the Master, who decides how much of Feeder assets should be held in cash and cash equivalents, and who decides where those assets should be invested. On page 60, the first bullet item identifies as an expense of the Feeder the cost of “reviewing potential investments” in hedge funds. Please explain why the Feeder would incur that cost. We may have further comments.

Response 5. Morgan Stanley AIP GP LP (the “Adviser”) oversees the amount and investment of the Feeder’s de minimus cash holdings. However, we do not believe that the Adviser is an investment adviser to the Feeder as that term is defined pursuant to Section 2(a)(20) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), because: (a) the Feeder’s investment program of investing substantially all of its assets in the Master is non-discretionary; accordingly, the Adviser does not determine “whether the Feeder should sell its interests in the Master”; and (b) overseeing the Feeder’s de minimus cash holdings is an administrative function rather than an investment strategy of the Feeder.

The disclosure on page 60 has been revised to remove the erroneous reference to such a cost being an expense of the Feeder.

Summary of Terms

Investment Program

Comment 6.	The prospectus uses the defined terms “Investment Funds” to refer to hedge funds, and “Investment Managers” to refer to hedge fund managers. Please revise the prospectus globally using more commonly used terms to describe the underlying hedge funds and their managers.

Response 6. We respectfully submit that the current defined terms are appropriate and should not be confusing to investors.

Comment 7.	The summary section of the prospectus discloses that the Master will invest in derivatives, “such as” total return swaps, futures and options. Please summarize in this section, and disclose all material derivative investments in the prospectus. In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please disclose specifically why and when the Master will invest in derivatives. Please distinguish the risks of purchasing and selling derivatives. Please disclose the maximum amount of assets the Master may invest in derivatives and the creditworthiness standards for counterparties.

Response 7. The Funds’ disclosure has been revised to clarify the fact that the Master does not currently intend to utilize derivatives.

Comment 8.	On page 5 of the summary, please move the last paragraph to precede the first full paragraph, or disclose prominently at the beginning of the first full paragraph that the Master (and Feeder) is non-diversified.

Response 8. The disclosure has been reordered accordingly.

Leverage

Comment 9.	Please disclose that the Feeder will not leverage so long as it invests in the Master.

Response 9. The requested disclosure has been added.

Fees and Expenses

Comment 10.	The last sentence of the first paragraph discloses that the hedge funds will bear all expenses incurred in operating the hedge funds. Please revise the disclosure to state that the shareholders of the hedge funds, such as the Master and indirectly the Feeder, will bear all the expenses of operating the hedge funds.

Response 10. The disclosure has been revised accordingly.

Repurchases of Shares by the Fund

Comment 11.	The second paragraph of this section states that “the Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Master Fund to meet its obligations under its repurchase offers.” Please revise the second reference to the Master to be a reference to the Feeder? Disclosure in several locations in the prospectus discusses the Feeder repurchasing up to 15 percent of its shares. Please disclose the minimum amount of any one repurchase offer. Please disclose that the Master and Feeder are not obligated to repurchase any shares and that this matter is left entirely to the discretion of each board of trustees.

Response 11. Respectfully, the Feeder will only offer to repurchase shares if the Master has also done so, and, accordingly, we believe the current disclosure is accurate. The disclosure has been revised, however, (a) to state that there is no minimum amount of shares that must be repurchased in any repurchase offer and (b) to clarify further that the Master and Feeder are not obligated to repurchase any shares and that the matter is left entirely to the discretion of each board of trustees.

Risk Factors

Comment 12.	The Risk Factors section appears at the end of the summary, following information concerning reports to shareholders, ERISA, and distributions. Please move the risk factors section to a location immediately after the Investment Program section.

Response 12. The disclosure has been moved accordingly.

Comment 13.	The disclosure in Risk Factors could be improved and clarified if it omitted unnecessarily repetitive phrases used in many bullet point risks, such as “investing in a fund.” Further, the introduction could disclose that the risks are either direct or indirect, thereby eliminating redundancy.”

Response 13. The disclosure has been revised accordingly.

Comment 14.	One risk identified in the summary is that the Master may be controlled by shareholders other than the Feeder. Is it anticipated that the Master will be controlled by other shareholders? Please explain what happens if the other shareholders of the Master approve changes to investment policies to which a majority of the Feeder shareholders vote no? Please clarify the risks and what policies the Feeder has in the event of such circumstances. May the Feeder ever invest in hedge funds directly? Please clarify the conflicts of interest confronted by the board under such circumstances.

Response 14. While the Master may have shareholders other than those investing indirectly in the Master through the Feeder, we do not expect that the Master in fact will be controlled by one or more shareholders.

The Adviser expects that each of the Master and Feeder will likely have a relatively dispersed shareholder base; accordingly, it is not expected that the Master would be controlled by one or more large shareholders (other than the Feeder) who might encourage or force the Master to change its investment policies in a manner with which the Feeder shareholders might not agree. Therefore, we do believe that extensive disclosure of the potential ramifications of potential changes to the Master’s investment policies is necessary. The Feeder has not adopted policies governing what would happen if the other shareholders of the Master approve changes to investment policies which a majority of the Feeder shareholders oppose, and the Feeder’s current investment policies do not permit the Feeder to invest in hedge funds directly. If it becomes likely that the Master’s investment policies will be changed by other shareholders, however, the board of the Feeder will consider whether revisions to the Feeder’s investment policies would be appropriate and in the best interests of the Feeder’s shareholders or whether other actions might be appropriate. In such event, we anticipate that the Feeder’s prospectus would also be revised or supplemented to provide appropriate disclosure regarding the change in the Master’s investment policies. Finally, we do not believe that the board of the Feeder would necessarily have conflicts of interest in such event, even though the board also serves in such capacity for the Master, because the board is required to act in the best interests of the shareholders of each fund for which it serves, and, to the extent that the best interests of the Master’s shareholders differ from those of the Feeder, the board will be required to consider each fund’s best interests separately and act accordingly.

Summary of Fees and Expenses

Comment 15.	The shareholder transaction section has a line item for a “redemption” fee. Please revise the reference to state that it is instead a “repurchase” fee.

Response 15. The disclosure has been revised accordingly.

Comment 16.	The last footnote discloses the terms of the fee waiver arrangement. Please file the waiver agreement as an exhibit to the registration statement. There is no disclosure that the adviser may subsequently recoup amounts waived. Please confirm to the staff that the adviser may not recapture fees or expenses that are waived or reimbursed, or revise the footnote and disclosure accordingly.

Response 16. The waiver agreement will be filed as an exhibit to the registration statement. We confirm that the Adviser may not recapture or recoup fees or expenses that are waivered or reimbursed.

Comment 17.	The last footnote discloses that the adviser has agreed to cap ordinary operating expenses of the Feeder at 2.25% of net assets. The total operating expenses shown in the fee table are 5.77%, and net expenses are 4.45%. The waiver agreement does not cover AFFE, which totals 1.20%. Please advise the staff why net operating expenses (after the waiver) are not 3.45%. Are there costs included in the “other” expenses of 2.32% that are not covered by the waiver? If so, please disclose.

Response 17. As a result of an arithmetic error, the total operating expenses were incorrectly stated as 5.77% instead of 4.77%. No other costs are included in “other” expenses. Accordingly, operating expenses net of wavier should have been rendered as 3.45% (representing the Feeder’s operating expenses of 2.25% and AFFE of 1.20%). The disclosure has been revised to reflect updated numbers which also account for certain trading expenses as part of AFFE, thereby contributing to the increased AFFE and Annual Net Expenses figures.

Comment 18.	In this regard, please disclose in a separate line item the estimated interest expense of the Funds in the upcoming year. If zero, please disclose unequivocally that the Fund will not borrow in the next 12 months. If the Funds propose to borrow, include the interest expense in the annual operating expense section and the offering costs associated with borrowing in the shareholder transaction expense section.

Response 18. The applicable disclosure throughout each prospectus regarding leverage has been revised to clarify that the Master does not intend to borrow in the 12 months following the date of the prospectus.

Structure

Comment 19.	The prospectus discloses that the Feeder “is a specialized investment vehicle that combines many of the features of a [hedge fund] not registered under the 1940 Act.” Other than investing indirectly in hedge funds, what other features does the Feeder have that are similar to a hedge fund? Please revise the disclosure accordingly.

Response 19. The disclosure in the following paragraph specifies that the Fund “is similar to a private investment fund in that, through its indirect investment in the Master, the Fund is actively managed and Shares are sold in relatively large minimum denominations to high net worth individual and institutional investors.” That disclosure has been revised to further clarify that the Fund is also similar to a private investment fund in that it provides exposure to alternative investment strategies.

Portfolio Construction

Comment 20.	The disclosure on page 29 states that the 1940 Act requires a registered fund to satisfy the 300 percent asset coverage test “measured at the time the investment company incurs the indebtedness.” Section 18(a)(1)(B) also prohibits the declaration of dividend if asset coverage falls below 300 percent. Section 18(a)(2) mandates asset coverage of 200 percent for the issuance of preferred. Please revise the disclosure to describe these additional limitations. With respect to issuing preferred shares, please disclose whether the Master will have trustees who represent the preferred shareholders. Disclose how much the Master may borrow, including borrowings through transactions such as reverse repurchase agreements.

Response 20. The disclosure has been revised to (a) reflect the limits imposed by Section 18(a)(1)(B) of the Investment Company Act and (b) specify that the Master does not intend to issue preferred shares; we accordingly believe that disclosure regarding the requirements of Section 18(a)(2) is not necessary. In addition, we note that the Master currently discloses in “Summary of Terms — Leverage” and “Types of Investments and Related Risks — Investment Related Risks — Leverage Utilized by the Fund” that its borrowings are subject to the limits of the Investment Company Act; we do not believe further disclosure is necessary regarding limits on the Master’s borrowing. Finally, we note that the disclosure under “Types of Investments and Related Risks – General” has been revised to clarify that the Master does not intend to make direct investments other than (a) in Investment Funds and (b) temporary investments in high quality fixed income instruments, money market funds and/or cash or cash equivalents. Accordingly, the Master does not intend to enter into reverse repurchase agreements.

Types of Investments and Related Risks

General

Comment 21.	The Master may invest in affiliated money market funds. Please disclose whether the adviser to the Master will waive advisory fees when it invests in affiliated funds or that the Master, and in turn the Feeder, will pay duplicative fees.

Response 21. The disclosure has been revised to clarify that in such event, the Adviser will waive advisory fees so that shareholders in the Master, including the Feeder, will avoid duplicative fees.

Special Investment Instruments and Techniques – Swap Agreements

Comment 22.	The prospectus discloses that: “To the extent that the Fund’s Derivatives are entered into for hedging purposes, the Adviser believes that such obligations do not constitute “senior securities” under the 1940 Act and, accordingly, will not treat them as being subject to the Fund’s borrowing restrictions.” The staff takes the position, reflected in Investment Company Act Rel. No. 10666 (Apr. 18, 1979), that a transaction may not give rise to the concerns of a senior security under section 18 if a fund segregates assets equal to the amount it is obligated to pay. The objective of the transaction, such as for hedging purposes, is irrelevant for purposes of section 18 and Release 10666. Please revise the disclosure accordingly.

Response 22. As discussed in Response 7, the Master does not intend to invest in derivatives. The disclosure has been revised accordingly to remove references to the Master making such investments and the related requirements thereto.

Lending Portfolio Securities

Comment 23.	Please clarify whether the Master will loan its portfolio securities. If the Master may engage in securities lending, disclose how much the Master may lend, including, as appropriate, whether lending is managed by an affiliate and how the lending agent is paid. Please disclose that the Master will recall a loaned security in the event of a material vote.

Response 23. The Master may not lend its portfolio securities.

Restricted and Illiquid Investments

Comment 24.	The Master may invest in hedge funds that have side pockets. Please disclose how the Funds will value side pockets. Please also explain to us how much of the Fund’s assets may be invested in side pockets. We may have additional comments in connection with your response.

Response 24. The disclosure in “Calculation of Net Asset Value” has been revised to include the Master’s considerations in determining whether to apply a discount to the value of its investments in Investment Funds which are subject to a side pocket, pursuant to the Master’s valuation procedures. While there is no express limitation on the amount of the Master’s assets that may be invested in side pockets, the Adviser generally intends not to invest in Investment Funds which employ side pockets.

Calculation of Net Asset Value

Comment 25.	The disclosure on page 50 seems to indicate that the Master will only invest in hedge funds that are audited annually. Please clarify the disclosure and, if the Master may invest in hedge funds that are not audited annually, add appropriate risk disclosure.

Response 25. The Master will only invest in annually audited hedge funds. The disclosure under “Investment Program – Investment Selection” has been revised to clarify this point.

Investments in Non-voting Stock

Comment 26.	Please disclose that the irrevocable waiver of voting rights, for the purpose of avoiding the definition of “affiliate” under the 1940 Act, permits the Master to engage in principal and joint transactions with hedge funds and affiliates that would otherwise be prohibited by the 1940 Act. With regard to these transactions, will the board monitor them to assure that the Funds are treated on a fair and equitable basis? Please disclose the policy of the Master with respect to controlling a hedge fund. Does the Master have a policy that would prevent it from owning more than 25 percent in any one hedge fund?

Response 26. The disclosure has been revised to clarify that the voting waiver arrangements will permit the Master to purchase interests from, and tender interests for repurchase to, hedge funds beyond the limits of what otherwise would have been permitted under Section 17 of the 1940 Act. The Master does not intend to engage in other types of principal and joint transactions with hedge funds and affiliates in reliance on such waiver arrangements; therefore, we do not believe additional disclosure is necessary regarding such other types of principal and joint transactions.
With respect to purchases and sales of hedge fund interests by the Master made in reliance on such waivers, the
Board will not monitor the terms of each such purchase or sale transaction but will oversee (a) the Adviser’s entrance into such waiver arrangements (as is currently disclosed) and (b) the Adviser’s investments of the Master’s assets in hedge funds generally, to confirm that the Adviser is making such investments on appropriate and competitive terms.
We believe that this oversight is sufficient for the Master’s purchases and sales of hedge fund interests in reliance on such voting waiver arrangements to be made in a manner which treats the Master (and thus the Feeder) on a fair and equitable basis. Finally, we note that the Master intends to comply with the requirements of Subchapter M of the
Code, which limits the Master’s investment in any one Investment Fund to no more than 25% of the Master’s total assets. While there is no specific limit on the percentage of an Investment Fund’s total assets that may be held by the
Master, the Master will be a passive investor in each Investment Fund and will not seek to control the Investment
Fund.

Plan of Distribution

Comment 27.	Disclosure in the second paragraph states that shares may only be purchased from a selling agent or through the distributor. Further, in order to make an investment in the Feeder, a prospective investor must open a brokerage account with a selling agent or the distributor. If a fund is sold only through one marketing channel, the costs of that marketing channel should be included in the fee table. Please revise the fee table or explain to the staff why the fee table fairly presents the costs of investing in the Feeder.

Response 27. Respectfully, we believe that the fee table fairly discloses the costs of investing in the Feeder, including the maximum sales load charged by a broker. We do not believe it is appropriate to include the costs of opening a brokerage account, in the costs of investing in the Feeder, as such account may be used for purposes other than investing in the Feeder.

Appendix A – Prior Performance of Similar Account

Comment 28.	Please confirm that the adjustments to the Predecessor Fund’s performance by applying the higher fees charged by AIP GMF, did not increase the performance disclosed. Also disclose that sales loads, if any, were included (deducted) in the calculation of performance, and that the calculation was made not using the SEC’s standardized methodology. Also include 1 and 5 year cumulative returns.

Response 28. We have reviewed the relevant information and have revised both the tabular presentation and the accompanying disclosure in order to present performance for the period of the track record attributable to the
Predecessor Fund reflecting the returns of the share class which bore the highest fees and, similarly, performance for the period of the track record attributable to AIP GMF reflecting the returns of the class of interests which bears the highest fees. In addition, we clearly present performance information both including and excluding the deduction of the applicable sales load. Consequently, the accompanying disclosure has been revised to present clearly the relevant fees and sales loads of both the Predecessor Fund and AIP GMF which have been factored into the tabular presentation. We have also added disclosure stating that the calculations were made not using the SEC’s standardization methodology. Finally, because the track record presented accounts for less than five years of operating history, we have presented cumulative returns for one-year and three-year periods, and we can add cumulative returns for the five-year period at the appropriate time.

Statement of Additional Information

Investment Policies and Practices – Fundamental Policies

Comment 29.	Add the substance of the second paragraph that follows the list of fundamental policies to the prospectus summary. That paragraph states that the Fund’s objective is fundamental.

Response 29. The disclosure has been revised accordingly.

Repurchase Agreements

Comment 30.	Disclose the maximum amount of assets the Master may invest in repurchase agreements.

Response 30. Disclosure has been revised to clarify that Master may not invest in repurchase agreements.

Independent Trustees

Comment 31.	The column on the far right disclosing the directorships held by trustees has a footnote that indicates that the information is for the past five years. Please revise the caption to the column to indicate the time period and delete the footnote.

Response 31. The disclosure has been revised accordingly.

*        *        *        *         *        *        *        *

The Funds acknowledge that portions of the filings are incomplete and that the Staff may have additional comments on such portions when they are completed in a pre-effective amendment, including on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. The Funds acknowledge that comments from the Staff one section apply to other sections in the filing that contain the same or similar disclosure.

The Funds have not submitted and do not expect to submit an exemptive application or no-action request in connection with the Funds’ registration statement.

The Funds acknowledge that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff are to be certain that they have provided all information investors require for an informed decision. In addition, the Funds acknowledge that since the Funds and their management are in possession of all facts relating to the Funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ John F. Cacchione

John F. Cacchione